UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 27, 2025

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

320 Interlocken Parkway, Suite 100, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 7. Departure of Certain Officers

David Barnhill has stepped down as Chief Financial Officer effective March 27, 2025, for Feel the World, Inc. (dba Xero Shoes).

Item 9. Other Events

The Company raised additional equity.

Exhibit List

2.1 Third A&R Certificate of Incorporation

3.1 A&R Voting Agreement

3.2 Stock Purchase Agreement

4.1 Omnibus Financing

FEEL THE WORLD, INC.

/s/ Sue Rechner
Name: Sue Rechner Title: CEO

Date: March 28, 2025